

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Dana L. Stonestreet
President and COO
HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, NC 28801

> **Re: HomeTrust Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **December 29, 2011**
> **File No. 333-178817**

Dear Mr. Stonestreet:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

Cover Page of Prospectus

2. Please revise the third paragraph to explain, if true, that you can lower the minimum number of shares in the event that you receive a revised appraisal and have received approval from the OCC. Please refer to Item 501(b)(2) of Regulation S-K.

3. Revise the fifth paragraph to explain the role of Keefe in the subscription, community offering and any syndicated offering.   Please refer to Item 501(b)(8) of Regulation S-K.

Summary, page 1

4. Provide a more balanced presentation of your current financial position on page 2 to discuss your recent history of losses. IN particular, please discuss your losses of over $14.7 million in fiscal 2011 after a one- time gain of over $5.8 million and your profit of $7 million in fiscal 2010 after a one-time gain of over $17 million.

5. Also, please discuss the impact of recent housing trends on your loan portfolio, including the increase in provision for loan losses from $2 million in 2007 to over $42 million in 2011.

6. Provide a discussion of that the economic conditions in your market area, including home prices and sales and the fact that unemployment has been over ten percent.

Risk Factors, page 9

Declining property values have resulted in increased loan-to-value ratios…, page 19

7. Revise this risk factor to provide more detailed analysis of the extent to which values have declined in your main market areas and the effect on your loan losses and asset quality.

We are subject to interest rate risk, page 24

8. Revise this risk factor to discuss the extent to which your net value would decline based upon increases in interest rates, based upon your last assessment. Also, consider discussing the extent to which you have short term low interest or non interest bearing liabilities that could reprice quickly when rates increase.

The implementation of an equity incentive plan may dilute…, page 31

9. Revise this section to clarify the potential cost of the plans and the impact of the plans on your pro-forma earnings for the stub period.

Asset/Liability Management, page 68

10. In your disclosure on pages 104-106, you indicate that as substantial portion of your deposit base is comprised of low- or no-interest rate deposits. We also note that many of your CD's appear to be of a very short duration. Consider revising this section, or your Liquidity section, to discuss management's view of the speed with which you could either replace this source of funds or adjust your operations to address an environment where your sources of

funds are likely to reprice rapidly and would be much more rate sensitive than your assets. In particular, we note that your deposits have increased in each of the last three years, and the trend continued into the stub period, likely driven by the nationwide low interest rate environment which has left a substantial amount of investible funds in shorter term lower rate investments.

Business of Hometrust Bank, page 73

11. Please tell us whether you have any significant concentration of insurance from any PMI issuer for your mortgage balances that exceed 80% LTV.

Competition, page 76

12. Please revise the section to clarify that you have a market share of less than half of a percent (0.45 percent) of deposits banks in North Carolina. Make similar changes to your disclosure on page 2.

Lending Authority, page 81

13. Revise this section to discuss, in greater detail, the revisions to your lending authority and underwriting standards that you reference on page 51, including the impact on your approval rate or other metrics.

Compensation Discussion and Analysis, page 119

14. Please revise this section to discuss the determinations made by the Compensation Committee regarding the compensation of the named executives in 2011. Also, consider discussing how the changes that you anticipate making to your compensation program either reflect a change in compensation philosophy or fit into the philosophy articulated in this section.

Syndicated Community Offering, page 157

15. Please provide us with Keefe, Bruyette & Wood's analysis supporting their conclusion that the use of "delivery versus payment" for settlement in the syndicated community offering is consistent with Exchange Act Rules 10b-9 and 15c2-4.

Material Income Tax Consequences, page 166

16. Revise the discussion in the third paragraph on page 167 to clarify the "more likely than not" nature of Silver Friedman's opinion.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Loans Past Due 90 Days or More, Nonaccruing, Impaired, or Restructured, page F-13

17. It appears from your disclosure that you remove certain loans from TDR classification that are in compliance with their modified terms for at least six months and the modified interest rate represents a market rate at the time of restructuring. Please tell us and revise your next amendment to disclose how you determined the interest rates on these loans that were removed from TDR classification during the current period were representative of market rates taking into consideration the borrowers' credit risk and prevailing economic conditions. Please also consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable.

Note 2. Business Combinations, page F-16

18. In regard to both the Industrial and Cherryville business combinations entered into in fiscal periods 2010 and 2011 respectively, please provide us with sufficient information detailing the methodologies and assumptions utilized in the determination of the gains recorded. Further, address the accounting literature followed in accounting for these transactions.

19. Please revise your next amendment to include a rollforward of activity for the accretable yield recorded for purchased loans to reflect the specific amounts attributable to additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period as required by ASC Subtopic 310-30-50-2.2.

20. Please revise your next amendment to include a rollforward of the allowance for loans losses for purchased credit impaired loans.

Note 10. Income Taxes, page F-30

21. We note you have recorded a partial allowance for your deferred tax asset. Please tell us in detail and revise your next amendment to explain your basis for concluding that only a partial allowance is needed. Specifically discuss the facts and circumstances including the nature of the positive and negative evidence you considered and how that evidence was weighted in

your determination of whether each significant deferred tax asset was more likely than not to be realized. Refer to guidance starting at ASC 740-10-30-16.

Note 15. Fair Value of Financial Instruments, page F-35

22. Please tell us and revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Exhibit 8.1, Tax Opinion of Silver Friedman & Taff, LLP

23. A number of the assumptions in the first set of numbered paragraphs appear to assume facts that are either verifiable or which are determinable from the registration statement or the plan of conversion. Consider revising the assumptions to assume that the facts are as presented in these documents, rather than relying of the assumptions themselves. Please revise the assumptions accordingly.

24. Revise the opinion to clarify that Silver Friedman also consents to the discussion of the opinion in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via E-Mail
       Martin Meyrowitz
       David Munchnikoff
       Silver Friedman & Taff, LLP